Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-154362) on Form S-8 of Emerson Electric Co. of our report dated February 12, 2016, with respect to the statements of net assets available for benefits of the Emerson Electric Co. Retirement Savings Plan as of September 30, 2015 and 2014, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Assets Held for Investment Purposes at End of Year – Schedule H, Line 4i as of September 30, 2015, which report appears in the September 30, 2015 annual report on Form 11-K of the Emerson Electric Co. Retirement Savings Plan.

/s/ KPMG LLP
St. Louis, Missouri
February 12, 2016